# SEC Schedule 13G/A (Amendment No. 31) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hawkins, Inc., CIK 0000046250
CUSIP: 420261109
Title of class of securities: Common Stock, Par Value $.01 per share
Address of issuer's principal executive offices: 2381 Rosegate, Roseville, Minnesota (MN), 55113
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001247664

## Reporting persons
- Hawkins, Inc. Employee Stock Ownership Plan & Trust; Hawkins, Inc. Employee Stock Ownership Plan for Certain Collectively Bargained Employees & Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Minnesota (MN); sole voting power 0; shared voting power 918,074; sole dispositive power 0; shared dispositive power 918,074; aggregate amount beneficially owned 918,074 (4.4% of the class)
  Comment: The Trustee of the Hawkins, Inc. Employee Stock Ownership Plan and Trust and the Hawkins, Inc. Employee Stock Ownership Plan for Certain Collectively Bargained Employees and Trust (together, the "ESOP") is Matrix Trust Company. The ESOP allows plan participants to direct voting of shares allocated to their plan accounts, and all shares held by the ESOP and reported on this Schedule are allocated to plan participant accounts. Under the applicable trust agreement, the Trustee is to vote shares with respect to which no voting instructions are received from plan participants in proportion to the shares voted by plan participants who do submit voting instructions. As a result, the Trustee may theoretically be deemed to share, at least temporarily, voting power as to all shares reported on this Schedule. The Trustee also has limited dispositive power with respect to all shares reported on this Schedule, reflecting a requirement that the assets of the ESOP must primarily consist of shares of the Issuer's stock. The Trustee disclaims beneficial ownership of the shares attributed to it in its capacity as Trustee of the ESOP.
  
  This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Persons.

## Item 1. Issuer
Name of issuer: Hawkins, Inc.
Address of issuer's principal executive offices: 2381 Rosegate, Roseville, MN, 55113

## Item 2. Person Filing
Name of person filing:
Hawkins, Inc. Employee Stock Ownership Plan and Trust
Hawkins, Inc. Employee Stock Ownership Plan for Certain Collectively Bargained Employees and Trust
Address of principal business office or, if none, residence:
c/o Hawkins, Inc.
2381 Rosegate
Roseville, MN 55113
Citizenship: Minnesota

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned: 918,074.00
Percent of class: 4.4
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 918,074.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 918,074.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The plan participants and beneficiaries of the ESOP have the right to receive dividends from and the proceeds from the sale of the shares reported on this Schedule. No person has such a right with respect to more than 5% of the Issuer's outstanding common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hawkins, Inc. Employee Stock Ownership Plan & Trust; Hawkins, Inc. Employee Stock Ownership Plan for Certain Collectively Bargained Employees & Trust: /s/ Richard G. Erstad, Richard G. Erstad, Vice President, General Counsel and Secretary (02/10/2025)